EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
Following is a list of the subsidiaries of the Company:

Name of Subsidiary	Jurisdiction of Incorporation
American Electronics, Inc.	California
CMP Display Systems, Inc.	California
Composite Structures, LLC	Delaware
Ducommun AeroStructures, Inc.	Delaware
Ducommun AeroStructures Mexico, LLC	Delaware
Ducommun AeroStructures New York, Inc.	New York
Ducommun LaBarge Technologies, Inc.	Arizona
Ducommun LaBarge Technologies, Inc.	Delaware
Ducommun Technologies (Thailand) Ltd.	Thailand
LaBarge Electronics, Inc.	Missouri
LaBarge/STC, Inc.	Texas
LaBarge Acquisition Company, Inc.	Missouri
Miltec Corporation	Alabama
MMDI - 2004 Inc.	California